Exhibit 99.2

News Release

Investor Contacts:

Stan Finkelstein

Investor Relations

(925) 290-4321

ir@formfactor.com

Jeff Killian

Chief Financial Officer

(503) 601-1280

jeff.killian@cmicro.com

FormFactor to Combine with Cascade Microtech

•	Combines market leaders across complementary semiconductor test and measurement applications, from engineering to production

•	Creates significant scale and customer diversification

•	Broadens addressable market in probe cards and expands available market to broader test, measurement, and yield space

•	Delivers significant cost and infrastructure synergies

•	Immediately accretive to FormFactor’s non-GAAP EPS and free cash flow

LIVERMORE, CA and BEAVERTON, OR—February 4, 2016. —FormFactor, Inc. (NASDAQ: FORM) (“FormFactor”) and Cascade Microtech, Inc. (NASDAQ: CSCD) (“Cascade”) today announced that they have entered into a definitive agreement under which FormFactor will acquire all outstanding Cascade shares in a cash and stock transaction.

For each share of Cascade stock held, Cascade stockholders will be entitled to receive $16.00 in cash and 0.6534 of a share of FormFactor common stock, subject to the terms of the merger agreement. The transaction values Cascade at $21.13 per share, or $352 million in equity value based on the closing price of FormFactor’s stock on February 3, 2016, of $7.85.

This combination creates significant scale by combining complementary market leadership positions in semiconductor test, measurement and characterization applications. By leveraging combined global support and channel investments across a product line that spans from engineering to production test applications, the combined company is uniquely positioned to solve customers’ most difficult test challenges from engineering to production.

The 2015 revenues of the combined company on a pro forma basis would be over $426 million. This transaction is expected to be immediately accretive to FormFactor’s earnings per share. The combined company expects to realize $10 million to $12 million in annualized cost synergies within 18 to 24 months of closing, and to accelerate the tax benefit of monetizing FormFactor’s approximately $300 million in net operating losses (NOLs).

“We are extremely excited to be uniting FormFactor and Cascade today,” said Mike Slessor, FormFactor’s President and Chief Executive Officer. “The combination of our products, technologies, and addressable markets enables us to rapidly take the next step in achieving FormFactor’s strategic growth objectives. At the same time, we are able to realize significant financial synergies that the two companies would not be able to realize on their own.”

“I am enthusiastic about the combination with FormFactor as both companies share a legacy of innovation and technology development”, said Mike Burger, Cascade’s President and Chief Executive Officer. “As a combined entity, FormFactor and Cascade will be the leader in the production probe card and engineering systems markets. The combination of Cascade and FormFactor creates a larger, stronger company that will drive long-term value for our customers, employees, partners, and shareholders.”

Compelling Strategic and Financial Benefits Expected

•	Market Expansion: Expand estimated addressable market from $1.0 billion to $1.4 billion by enabling entry into engineering systems business, providing a platform for future expansion in test, measurement and yield

•	Scale and Diversification: Combined financial, R&D and manufacturing resources to serve larger customer base, with the combined companies’ Top 10 customers representing 62% of combined revenue (down from 83%)

•	Cost Synergies: Annualized cost synergies equivalent to over 25% of combined companies’ non-GAAP operating income

•	Tax Benefits: Enables accelerated monetization of FormFactor’s NOLs

•	Capitalization Optimization: Deploying $120 million cash on hand and borrowing $150 million to drive additional EPS accretion

Mr. Slessor concluded, “Today represents an important next step in the history of both FormFactor and Cascade. With the rapid changes taking place in the semiconductor industry, we are confident that this combination will place us in a strong position to continue to profitably grow our capabilities to serve a global and diverse customer base, while substantially improving our operational and financial metrics.”

Transaction Terms and Approvals Required

Under the terms of the definitive agreement, FormFactor will acquire Cascade for approximately $352 million in aggregate consideration, consisting of $270 million in cash (including approximately $15 million to cash out vested equity awards) and approximately 10.4 million shares of FormFactor common stock, valued at $7.85 per share as of February 3, 2016. At closing, Cascade common stockholders are expected to own approximately 15% of the combined company.

FormFactor intends to fund the cash consideration for the transaction using approximately $120 million of cash on hand and approximately $150 million in debt financing. The transaction is not subject to a financing condition.

The transaction was unanimously approved by the boards of directors of both companies. The transaction is expected to close in mid-2016, pending the receipt of customary regulatory approvals. In addition, the transaction is subject to customary closing conditions, including the approval by Cascade’s stockholders of the merger.

Company, Management and Board of Directors

The combined company will use the name FormFactor, Inc., and continue to trade on the Nasdaq Global Select MarketSM under the symbol “FORM”.

Mike Slessor, FormFactor’s current Chief Executive Officer will lead the combined company and Tom St. Dennis, FormFactor’s Chairman, will continue in that role. FormFactor anticipates adding one new board member from Cascade’s existing board after the closing.

Both companies announced results for the fiscal fourth quarter 2015 concurrently with this announcement in separate press releases.

Advisors

Needham & Company, LLC, is acting as exclusive financial advisor to FormFactor and Davis Polk & Wardwell LLP is providing legal counsel. Stifel is acting as exclusive financial advisor to Cascade, and Perkins Coie LLP is providing legal counsel.

Conference Call and Webcast Details

The public is invited to listen-only live webcast of the joint conference call at 8:30 a.m. Eastern (5:30 a.m. Pacific) to discuss this announcement. The conference call can be joined by dialing 877-331-4217, Conference ID 42589273, within the U.S. and 224-633-1404, Conference ID 42589273, for all other locations. To access the webcast, visit the Investors section of

FormFactor’s web site at http://www.formfactor.com and click on the Events & Presentations section to view the details. For further details on the transaction, please see the “Transaction Summary” presentation posted on the Investors section of FormFactor’s website. A webcast replay will be available on the FormFactor web site approximately three hours after the conference call concludes. The recording will be available by telephone through February 6, 2016, 8:30 a.m. Pacific, and can be accessed by dialing (855) 859-2056 (domestic) or (404) 537-3406 (international) and entering confirmation code 42589273.

About FormFactor:

FormFactor, Inc. (NASDAQ: FORM) helps semiconductor manufacturers test the integrated circuits (ICs) that power consumer mobile devices, as well as computing, automotive and other applications. The company is one of the world’s leading providers of essential wafer test technologies and expertise, with an extensive portfolio of high-performance probe cards for DRAM, Flash and SoC devices. Customers use FormFactor’s products and services to lower overall production costs, improve their yields and enable complex next-generation ICs. Headquartered in Livermore, California, the company services its customers from a network of facilities in Europe, Asia and North America. For more information, visit the company’s website at www.formfactor.com.

FormFactor, MicroProbe, and the FormFactor and MicroProbe logos are registered or unregistered trademarks of FormFactor, Inc. All other product, trademark, company or service names mentioned herein are the property of their respective owners.

About Cascade:

Cascade Microtech, Inc. (NASDAQ: CSCD) is a worldwide leader in precision contact, electrical measurement and test of integrated circuits (ICs), optical devices and other small structures. For technology businesses and scientific institutions that need to evaluate small structures, Cascade Microtech delivers access to electrical data from wafers, ICs, IC packages, circuit boards and modules, MEMS, 3D TSV, LED devices and more. Cascade Microtech’s leading-edge stations, probes, probe cards, advanced thermal subsystems and integrated systems deliver precision accuracy and superior performance both in the lab and during production manufacturing of high-speed and high-density semiconductor chips. For more information, visit www.cascademicrotech.com.

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Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including with respect to the anticipated timing, completion and effects of the proposed merger between FormFactor and Cascade Microtech. These statements are based on management’s current expectations and beliefs, and are subject to a number of factors and uncertainties, many of which are beyond FormFactor’s and Cascade Microtech’s control, that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: future financial and operating results; benefits of the transaction to customers and shareholders; potential synergies and cost savings; the ability of the combined company to expand customer and market opportunities; and other statements regarding the proposed transaction. Forward-looking statements may contain words such as “may,” “might,” “will,” “could,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend” and “continue,” the negative or plural of these words and similar expressions, and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the timing to consummate the proposed merger; failure of the Cascade Microtech shareholders to approve the proposed merger; the terms and availability of the proposed financing arrangements; the risk that a condition to closing of the merger may not be satisfied; failure to achieve regulatory approval or the risk that it is obtained subject to conditions that are not anticipated; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees, customers and suppliers; the diversion of management time on merger-related issues; and changes in FormFactor’s or Cascade Microtech’s future cash requirements, capital requirements, results of operations, financial conditions and/or cash flows, and other factors, including those set forth in the most current Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K filed by FormFactor and Cascade Microtech with the U.S. Securities and Exchange Commission (the “SEC”), under the caption “Risk Factors” and elsewhere. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of FormFactor or Cascade Microtech. Unless required by law, FormFactor and Cascade Microtech are under no obligation (and expressly disclaim any such obligation) to update or revise their forward-looking statements whether as a result of new information, future events, or otherwise.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, FormFactor intends to file a registration statement on Form S-4, which will include a preliminary prospectus, related materials to register the shares of FormFactor common stock to be issued in the merger and other documents concerning the proposed merger, and Cascade Microtech intends to file a proxy statement/prospectus and other documents concerning the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FORMFACTOR, CASCADE MICROTECH, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when they are available) and any other documents filed by FormFactor and Cascade Microtech with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by FormFactor may also be obtained for free by contacting FormFactor Investor Relations by mail at FormFactor Inc., Investor Relations, 7005 Southfront St., Livermore, California 94551, Attention: Investor Relations or by going to FormFactor’s Investor Relations page on its corporate web site at www.formfactor.com, or and copies of documents filed with the SEC by Cascade Microtech may also be obtained for free by contacting Cascade Microtech Investor Relations by mail at Cascade Microtech, Inc., 9100 SW Gemini Drive, Beaverton, Oregon 97008, Attention: Investor Relations or by going to Cascade Microtech’s Investor Relations page on its corporate web site at www.CascadeMicrotech.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the proxy statement/prospectus.

Participants in the Solicitation

Cascade Microtech and FormFactor and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from Cascade Microtech shareholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Cascade Microtech security holders in connection with the proposed merger will be set forth in the registration statement and the proxy statement/prospectus when filed with the SEC. Information regarding Cascade Microtech’s executive officers and directors is included in Cascade Microtech’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on March 12, 2015, and its proxy statement for its 2015 annual meeting of shareholders, filed with the SEC on April 6, 2015. Information regarding FormFactor’s executive officers and directors is included in FormFactor’s Annual Report on Form 10-K for the year ended December 27, 2014, filed with the SEC on March 6, 2015, its proxy statement for its 2015 annual meeting of shareholders, filed with the SEC on March 19, 2015 and its Current Report on Form 8-K, filed with the SEC on August 7, 2015. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of Cascade Microtech and FormFactor have interests in the transaction that may differ from the interests of Cascade Microtech and FormFactor shareholders generally, respectively. These interests will be described in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

FORM-F